SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

     For the fiscal year ended December 31, 1997

     Commission File Number 33-80650

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Taubman Company and Related Entities Employee Retirement Savings Plan.

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive ofice: Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P. O. Box 200, Bloomfield Hills, Michigan 48303-0200.

                  THE TAUBMAN COMPANY AND RELATED ENTITIES
                      EMPLOYEE RETIREMENT SAVINGS PLAN




                       Financial Statements for the
                  Years Ended December 31, 1997 and 1996,
       Supplemental Schedules for the Year Ended December 31, 1997, and
                       Independent Auditors' Report

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN




TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 1997 AND 1996:

     Statement of Net Assets Available for Benefits                          2
     Statement of Changes in Net Assets Available for Benefits               3
     Notes to Financial Statements                                          4-8

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
     DECEMBER 31, 1997:

     Item 27a - Schedule of Assets Held for Investment Purposes              9

     Item 27d - Schedule of Reportable Transactions                         10

INDEPENDENT AUDITORS' REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997, and (2) reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP
-----------------------------------


May 26, 1998

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------

                                                        December 31
                                                  ----------------------

                                                  1997              1996
                                                  ----              ----


ASSETS:
    Investments  (Note 3):
         Fixed income contracts                $20,059,311         $21,382,881
         Equity funds                            1,181,954           1,187,107
         Registered Investment Companies        67,153,183          51,280,852
         Participant loans                       3,211,115           3,068,453
                                               -----------         -----------
                   Total                       $91,605,563         $76,919,293

    Receivables from employer                      626,158             443,123
                                               -----------         -----------


NET ASSETS AVAILABLE
   FOR BENEFITS                                $92,231,721         $77,362,416
                                               ===========         ===========


See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------


                                                 Years Ended December 31
                                                 -----------------------
                                                 1997               1996
                                                 ----               ----


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   BEGINNING OF THE YEAR                    $77,362,416            $70,495,119
                                            -----------            -----------


ADDITIONS  (Note 4):
   Basic employee contributions             $ 3,664,027            $ 3,010,834
   Employer contributions                     2,491,788              2,291,598
   Investment income                          5,242,080              3,936,170
   Net appreciation in fair value
      of investments                          9,602,397              5,619,780
   Loan interest income                         268 858                230,753
                                            -----------            -----------
      Total additions                       $21,269,150            $15,089,135


DEDUCTIONS -
   Benefit payments and withdrawals         $ 6,399,845            $ 8,221,838
                                            -----------            -----------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT THE
   END OF THE YEAR                          $92,231,721            $77,362,416
                                            ===========            ===========



See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996

1.   THE PLAN

     The Taubman Company (Company) and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through a salary reduction agreement. The Plan is an amendment and restatement (initially effective January 1, 1983) of The Taubman Company Profit-Sharing Trust (Trust) which was established on December 1, 1957. The Plan has been amended and restated several times, the latest amendment being October 1, 1997, to comply with tax regulations and enhance benefits.

     Related Entities - These are affiliated companies which have approved the Plan and are accepted for participation by the Board of Directors of the Company's managing partner, Taub-Co.

     Participants - Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period. Entry is permitted monthly on the first day of the month following the one year probationary period. Effective January 1, 1996, an individual who is employed as an on-call or temporary employee shall be eligible to participate in the Plan if the individual completes 1,000 hours of service in a Plan year. As of December 31, 1997 and 1996, there were 1,310 and 1,193 participants, respectively, in the Plan.

     Basic Employee Contributions - A participant who elects to contribute to the Plan may make basic contributions from 3% to 14% of compensation, subject to the limitations specified in the Plan and by tax regulations. The maximum contribution of 14% is subject to the results of the actual deferral percentage test as defined in the Plan and, therefore, can vary from year to year. Voluntary participant contributions in excess of the basic contribution are not permitted. In addition, contributions may be rolled over from other qualified pension or profit-sharing plans at the discretion of the Plan's administrative committee. No after-tax contributions are permitted except to recharacterize employee contributions in order to satisfy the nondiscrimination tests.

     Employer Contributions - A monthly employer contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The amount contributed is the following percentage of compensation:

                      Basic                          Employer
                  Contribution                     Contribution
                   Percentage                        Percentage

                        0%                                2%
                        3                                 3
                        4                                 4
                        5                                 5
                        6                                 6
                    7 or more                             7

     The Company also makes a supplemental employer contribution subject to limitations specified in the Plan and by tax regulations.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

     Vesting - Other than company contributions, participant account balances are 100% vested. Company contributions are vested as follows:

                          Full Years
                             of                              Vesting
                           Service                         Percentage

                              1                                 10%
                              2                                 30
                              3                                 50
                              4                                 70
                          5 or more                            100

     Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as 65, or upon death or disability while employed.

     Forfeitures - Nonvested contributions become forfeitures at the point the participant terminates employment. Forfeitures reduce the cash required by the participating companies to fund their contributions.

     Allocations - Participants' accounts are valued daily.

     Participant Loans - A participant may have a maximum of two loans, one obtained during any 12 month period, at rates so stipulated by the Plan's administrative committee. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances.

     Withdrawals - Once during any 12 month period, a participant may withdraw an amount from his rollover or prior Trust balance. Once during any 12 month period, a participant may request a hardship withdrawal from his basic contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the administrative committee and, once permitted, the participant cannot contribute to the Plan during the following 12 months.

     Benefit Payments - A participant's account becomes payable as soon as the paperwork is submitted to the recordkeeper. Retirement benefits are payable in a lump-sum, fixed periodic payments, or an annuity, as selected by the participant. Other benefit payments are made in lump-sum distributions. All vested benefits transfer to beneficiaries upon death of the participant.

     For a complete  description  of vesting and benefit  provisions,  reference
     should  be  made  to  the  Plan   document,   which  is  available  to  all
     participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investments - The investments of the Plan are stated at fair value, as determined by quoted market prices, with the exception of the Plan's investments in fixed income contracts, which are stated at contract value. Contract value is cost plus accrued interest and approximates fair value. For the years ended December 31, 1997 and 1996, the Plan's investment contracts have average yields and crediting interest rates: fixed at 6.65% for Ohio National Life and variable rate, currently at 6.50% for Bankers Trust.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



     Net Appreciation/Depreciation on Investments includes net unrealized gains and losses in accordance with the policy of stating investments at fair values.

     Payment of Benefits - Benefits are recorded when paid.

     Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis. Net gains and losses are computed using the average cost.

     Administrative Expenses - All administrative expenses of the Plan are currently being paid by the participating companies.


3.   INVESTMENTS

     Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the recordkeeper and provider of investment funds for the Plan. Investments are summarized by category below, with investments representing 5% or more of the Plan's net assets at the beginning of the year separately identified.

                                                         December 31
                                                      ------------------
                                                      1997          1996

     Investment Contract Funds:
            Vanguard Investment Contract Trust    $19,809,867     $17,671,100
            Other                                     249,444       3,711,781
                                                  -----------     -----------
               Total Fixed Income Contracts       $20,059,311     $21,382,881

         Company Stock Fund - Taubman
             Centers, Inc.                        $ 1,181,954     $ 1,187,107

         Registered Investment Companies:
            Money Market Fund                     $ 1,708,080     $ 1,777,178
            Bond Fund                               1,116,718         908,330
            Balanced Fund -
               Vanguard Wellington Fund            11,189,480       9,092,704
            Domestic Equity Funds:
               Vanguard Explorer Fund               4,779,615       5,247,097
               Vanguard 500 Portfolio Index Trust  38,562,911      29,668,895
               U.S. Growth Fund                     4,230,273       1,992,973
               Other                                2,028,704         253,105
            International Equity Fund               2,286,776       1,949,913
            REIT Index Portfolio                    1,250,626         390,657
                                                  -----------      ----------
               Total Registered Investment
                    Companies                     $67,153,183     $51,280,852

         Participant Loans                          3,211,115       3,068,453
                                                  -----------     -----------

                                                  $91,605,563     $76,919,293
                                                  ===========     ===========

     The Plan enters into transactions with parties-in-interest such as trustees or fund managers. As of and for the years ended December 31, 1997 and 1996, the Plan had the following investments held by Vanguard, a fund manager and trustee: Prime Portfolio Money Market Reserves, 500 Portfolio Index Trust -Stock Fund, Investment Contract Trust, Explorer - Stock Fund, U.S. Growth Portfolio - Stock Fund, Small Cap Stock Portfolio - Stock Fund, International Growth Portfolio - Stock Fund, Extended Market Portfolio Stock Fund, Growth Portfolio - Stock Fund, Wellington - Balanced Fund, Long-Term Corporate Bond Fund and the REIT Index Portfolio - Real Estate Fund. The Plan also holds shares in Taubman Centers, Inc., a company stock fund.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN


4.   FUND INFORMATION

     Contributions, distributions to participants and investment income by fund were as follows for the years ended December 31, 1997 and 1996. Investment options which comprise less than 5% of the Plan's total net assets available for benefits have been combined with funds having similar investment objectives.

                                                     Years Ended December 31
                                                       1997          1996
                                                       ----          ----
     Basic Employee Contributions:
       Fixed Income Contracts                      $   687,985    $  828,881
       Money Market Funds                              192,631       163,561
       Bond Fund                                       112,076        91,435
       Balanced Fund -
          Vanguard Wellington Fund                     486,516       346,236
       Domestic Equity Funds:
            Vanguard Explorer Fund                     251,913       249,494
            Vanguard 500 Portfolio Index Trust       1,256,752     1,076,781
            U. S. Growth Fund                          256,836       101,064
            Other                                      117,952        22,996
       International Equity Fund                       149,867        80,204
       REIT Index Portfolio                             59,475         1,962
       Company Stock Fund                               92,024        48,220
                                                    ----------    ----------
     Total                                          $3,664,027    $3,010,834
                                                    ==========    ==========

     Employer Contributions:
       Fixed Income Contracts                       $  573,861    $  647,210
       Money Market Funds                               23,601       121,804
       Bond Fund                                        68,883        70,647
       Balanced Fund -
            Vanguard Wellington Fund                   312,163       272,241
       Domestic Equity Funds:
            Vanguard Explorer Fund                     200,665       205,586
            Vanguard 500 Portfolio Index Trust         904,679       795,809
            U. S. Growth Fund                          155,943        61,671
            Other                                       47,840        12,253
       International Equity Fund                       110,254        64,198
       REIT Index Portfolio                             32,337         2,370
       Company Stock Fund                               61,562        37,809
                                                    ----------    ----------
     Total                                          $2,491,788    $2,291,598
                                                    ==========    ==========

     Investment Income:
       Fixed Income Contracts                       $1,231,856    $1,281,268
       Money Market Funds                              103,344        93,803
       Bond Fund                                        78,019        51,708
       Balanced Fund -
            Vanguard Wellington Fund                 1,120,691       807,491
       Domestic Equity Funds:
           Vanguard Explorer Fund                      604,996       362,403
            Vanguard 500 Portfolio Index Trust       1,399,798       991,027
            U. S. Growth Fund                          247,559       163,036
            Other                                       87,383        20,943
       International Equity Fund                       170,088        77,992
       REIT Index Portfolio                            108,234         3,494
       Company Stock Fund                               90,112        83,005
       Participant Loans                               268,858       230,753
                                                    ----------    ----------
     Total                                          $5,510,938    $4,166,923
                                                    ==========    ==========

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN

4.   FUND INFORMATION  cont'd.


                                                     Years Ended December 31
                                                     -----------------------
                                                     1997               1996
                                                     ----               ----
     Net Appreciation (depreciation) in fair
      value of Investments:
       Bond Fund                                    $   51,335    $  (48,991)
       Balanced Fund -
         Vanguard Wellington Fund                    1,000,928       500,770
       Domestic Equity Funds:
         Vanguard Explorer Fund                         68,004       264,350
         Vanguard 500 Portfolio Index Trust          8,018,979     4,498,322
         U. S. Growth Fund                             394,364        74,196
         Other                                          44,054         2,555
       International Equity Fund                       (84,268)       56,517
         REIT Index Portfolio                          107,824        28,370
         Company Stock Fund                              1,177       243,691
                                                    ----------    ----------
        Total                                       $9,602,397    $5,619,780
                                                    ==========    ==========


     Deductions:
       Fixed Income Contracts                       $1,077,234    $4,079,810
       Money Market Funds                              200,743       413,463
       Bond Fund                                        14,924        78,264
       Balanced Fund -
         Vanguard Wellington Fund                      579,341       855,758
       Domestic Equity Funds:
         Vanguard Explorer Fund                        573,500       402,024
         Vanguard 500 Portfolio Index Trust          3,373,136     1,607,294
         U. S. Growth Fund                              94,539        24,263
         Other                                          25,281         4,726
       International Equity Fund                        41,569         4,029
       REIT Index Portfolio                             99 134
       Company Stock                                    26,500        63,906
       Participant Loans                               293,944       688,301
                                                    ----------    ----------
     Total                                          $6,399,845    $8,221,838
                                                    ===========   ==========


5.   TERMINATION OF THE PLAN

     In accordance with the Plan, if a participating company withdraws from or terminates the Plan, all employees of such company will become fully vested in their contribution account balances. In the event of termination, the administrative committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.

6.   INTERNAL REVENUE SERVICE STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1995, that the Plan, as amended and restated on January 1, 1994, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under
     Section 501(a) of the Code. In management's opinion, the Plan continues to be administered in accordance with the requirements of such sections.

7.   RECLASSIFICATIONS

     Certain reclassifications have been made to the 1996 financial statements to conform to classifications used in 1997.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                                         Employer Number   38-3081510
AS OF DECEMBER 31, 1997                                                                           Plan Number               001
-------------------------------------------------------------------------------------------------------------------------------

NAME OF ISSUER        DESCRIPTION OF INVESTMENTS                     COST            CURRENT VALUE

*  Vanguard           500 Portfolio Index Trust
                        Stock Fund                                   $23,171,122     $38,562,911
*  Vanguard           Investment Contract Trust                       19,809,867      19,809,867
*  Vanguard           Wellington, a Stock and Bond
                        Balanced Fund                                  8,909,827      11,189,480
*  Vanguard           Explorer, a Stock Fund                           4,353,820       4,779,615
*  Vanguard           Extended Market Index Trust,
                        Stock Fund                                       291,598         279,521
*  Vanguard           Growth Index Trust, Stock Fund                     343,004         351,447
*  Vanguard           Prime Portfolio, a Money
                        Market fund                                    1,708,080       1,708,080
   Bankers Trust      Variable rate investment contract,
                        (currently 6.50%), secured by
                        6.50% Federal Home Loan Mortgage
                        CMO maturing July 15, 2016                       249,444         249,444
*  Vanguard           Long-Term Corporate Portfolio,
                        a Bond Fund                                    1,059,567       1,116,718
*  Taubman Centers,
     Inc.             Company Stock Fund                               1,034,833       1,181,954
*  Vanguard           International Growth Stock Fund                  2,322,940       2,286,776
*  Vanguard           U.S. Growth Stock Fund                           3,792,670       4,230,273
*  Vanguard           Small Cap Stock Fund                             1,345,853       1,397,736
*  Vanguard           REIT Index Portfolio, a Real Estate Fund         1,126,093       1,250,626
*  Loans to 404
     participants     Participant borrowings against
                        their individual account
                        balances, interest rates from
                        6.75% to 12.0% and maturing
                        through September, 2007                        3,211,115       3,211,115
                                                                     -----------     -----------
   Total                                                             $72,729,833     $91,605,563
                                                                     ===========     ===========



  Note - Cost includes accrued interest
* Denotes party-in-interest

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN




ITEM 27d - SCHEDULE OF REPORTABLE  TRANSACTIONS                                                        Employer Number 38-3081510
YEAR ENDED DECEMBER 31, 1997                                                                                      Plan Number 001
---------------------------------------------------------------------------------------------------------------------------------
Security  transactions  which individually or in the aggregate exceed 5% of plan assets at the beginning of the year:

   Name of                 Description          No. of               Purchase       Selling         Cost of        Net Gain
   Issuer                   of Asset          Transactions            Price**        Price**         Asset*         (Loss)
Vanguard           Retirement Savings Trust       130               $4,042,190
Vanguard           Retirement Savings Trust       170                              $5,365,760     $5,365,760    $      -0-
Vanguard           Index Trust 500                136                7,022,231
Vanguard           Index Trust 500                154                               6,747,497      4,815,799     1,931,698
Vanguard           Wellington Fund                 94                2,808,222
Vanguard           Wellington Fund                116                               1,875,775      1,503,429       372,346
Vanguard           Explorer Fund                   75                2,464,090
Vanguard           Explorer Fund                  111                               3,080,203      2,819,842       260,361
Vanguard           VMMR - Prime Portfolio         124                3,700,459
Vanguard           VMMR - Prime Portfolio         122                               3,769,350      3,769,350           -0-
Vanguard           U.S. Growth                     80                3,113,263
Vanguard           U.S. Growth                     69                               1,361,915      1,242,512       119,403


 * Cost includes accrued interest.
** Current value of asset on transaction date.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 24th day of June, 1998.



                                  THE TAUBMAN COMPANY AND RELATED
                                  ENTITIES EMPLOYEE RETIREMENT
                                  SAVINGS PLAN



                                  By: Vanguard Fiduciary Trust Company,
                                      as Trustee:



                                  By:  /s/ R. Gregory Barton
                                     ----------------------------------


                                  Its:  Vice President
                                     -----------------------------------

                                                   EXHIBIT INDEX


     Exhibit
     Number                   Description

     23             --    Consent of Deloitte & Touche LLP